CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 12.20.2011)

December 21, 2011

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jonathan Wiggins

RE:	Penson Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 4, 2011
Form 10-Q for the Period Ended September 30, 2011
Filed November 9, 2011
File No. 001-32878

Dear Mr. Wiggins:

We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated November 14, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended September 30, 2011, File No. 001-32878. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. We note that disclosure in response to any comment below should be deemed responsive to any other Staff comment.

General

1.	We are still considering your responses to prior comments 1-5, 9, 12, and 14 in our letter dated September 9, 2011. Please note that we may have additional comments related to these responses.

We note your comment and will respond as appropriate if there are additional comments.

Form 10-Q for the Period Ended March 31, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

2.	We note your response to prior comment 6 from our letter dated September 9, 2011. Please specifically tell us whether the margin call made in the fourth quarter of 2007 was met. In addition, please clarify what margin calls were made in 2009 and 2010 related to the nonaccrual receivables and to which customers those margin calls were made, and state whether or not those margin calls were met.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 12.20.2011)

[*******]

3.	We note your responses to prior comments 7 and 8. You state that you believed that the pricing provided by Standard & Poor’s was accurate and reliable. However, from your response to comment 8 it appears that you concluded that the pricing of the Cambridge Series C and Series D bonds provided by Standard & Poor’s was not accurate. In addition, in your response to comment 10 you state that you recorded a write-down of the nonaccrual receivables despite no change in the Standard & Poor’s quotes. Since your estimate of the collateral value of the Retama assets decreased during the quarter ended June 30, 2011 despite no change in the Standard & Poor’s quotes, and since your prior conclusions that the nonaccrual receivables were collectible despite being undercollateralized was based on your conclusion that the value of the Retama related collateral was much higher than the Standard & Poor’s estimate, it appears that you also concluded that this Standard & Poor’s quote was not accurate and reliable. Please tell us the impact of these conclusions on your assessment of fair value estimates and related internal controls as of December 31, 2009 and 2010, March 31, 2011, and June 30, 2011.

Standard & Poor’s pricing was used in order to calculate the undercollateralized amount of the nonaccrual receivables. When evaluating the collectability of the nonaccrual receivables, additional information was also used to enhance management’s analysis of the collectability. [*****]. Based on our analysis, such legislation would have resulted in an increase in the value of the Retama related collateral to a much higher level than the current market value reflected by Standard & Poor’s. On June 29, 2011, the Texas legislature’s special session ended without passing any gaming legislation. As a result, we believed that the likelihood of realizing the full value of the nonaccrual receivables in the near future was diminished. Based upon this and new appraisals performed between April and July, 2011, despite no change in the Standard & Poor’s pricing, we elected to lower the values of the collateral supporting the nonaccrual receivables and record a write-down.

Please also see Exhibit B, which was prepared in response to Comment 4 herein to help explain the analysis that we have undertaken to analyze the value of certain collateral.

4.	We note your response to prior comment 10 and reissue the comment in part. Please provide us with your full analysis is of collectability for each of the nonaccrual receivables as of December 31, 2010 and June 30, 2011 , including any related internal or third party valuations of related collateral. Specifically, please provide the financial statements of each real property and all internal or independent valuations or appraisals, including but not limited to the following:

•	Appraisals of Forestview Apartments, Cambridge College Station, New Arena Square North and South Apartments, and Southgate Apartments received between May and July 2008;

•	Appraisal of Forestview Apartments received in December 2009;

•	Appraisal of Retama racetrack received in September 2010;

•	Valuation of Call Now stock received from the Hancock Firm in March 2011; and

•	Appraisals of Cambridge College Station, Southgate Apartments, real estate underlying Retama racetrack, Retama Park received between April and July 2011.

In your response, please identify the assets that secure each of the municipal bonds and provide a schedule for each type of collateral that reconciles the fair value estimate from the valuation reports, appraisals, or other analyses (e.g., analyses based on the financial statements of each real property) to your estimate of collateral value, including a detailed analysis of any interests in the underlying assets that are senior to the collateral, the status of any required payments due to those interests, and the effect of those interests on the fair value of the collateral. Provide detail support for all significant assumptions in the valuations,

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 12.20.2011)

appraisals, and other analyses related to the fair value of the nonaccrual receivables. As one example only, please provide support for the three primary assumptions noted in the Retama Park Video Lottery Scenario previously provided. In addition, it appears that you have not obtained appraisals of the assets securing the Dade County and Leon County bonds for several years. Please provide us with detailed support for the valuation of this collateral as of December 31, 2010 and June 30, 2011.

Enclosed as Exhibit C are the following:

•	Appraisals of Forestview Apartments, Cambridge College Station, New Arena Square North and South Apartments, and Southgate Apartments dated between May and July 2008;

•	Appraisal of Forestview Apartments dated in December 2009;

•	Appraisal of Retama racetrack dated in September 2010;

•	Valuation of Call Now stock dated from the Hancock Firm in March 2011; and

•	Appraisals of Cambridge College Station, Southgate Apartments, real estate underlying Retama racetrack, Retama Park dated between April and July 2011

Also enclosed as Exhibit D are the financial packages for the following properties as of December 31, 2010 and June 30, 2011:

•	Southgate Campus Centre

•	Cambridge at College Station

[*****]

As for the requested collectability analysis, we would refer the Staff to our response to Comment 3 herein as well as our prior response to prior Comment 10, in which in we explained the analysis that was used.

5.	We note your response to prior comment 11. Please clarify how much of the estimated value of Call Now stock related to the management agreement with Retama Development Corp or other assets that were not already included as collateral for the nonaccrual receivables as of December 31, 2010, March 31, 2011, and June 30, 2011. In your response, please tell us what factors led to the decrease in the value of the control stock between March 31 and June 30, 2011.

[*****]. The primary factor that led to the decrease in the value of the control stock between March 31 and June 30, 2011 was the closing of the Texas Legislature’s session without enacting enhanced gaming.

6.	We note your response to prior comment 13 and reissue the comment. Please tell us whether the “investment grade only” guideline applied to the margin loan to Call Now, Inc. subsequent to the loan restructuring in February 2010. In this regard, we note that after you restructured the Call Now margin loan into a $ 13.3 million secured promissory note, you extended an additional margin loan to Call Now with a balance of approximately $5.5 million as of March 31, 2010. In your response, please tell us how this additional margin loan related to the restructuring, the level of over-or under-collateralization of the margin loan as of March 31, 2010, and the degree to which the collateral for this margin loan also secured the promissory note.

[*****].

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 12.20.2011)

Form 10-Q for the Period Ended June 30, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

7.	We note your response to prior comment 15. Please provide schedules of nonaccrual receivables as of December 31, 2010, March 31, 2011, and September 30, 2011 that are similar to the schedule provided as of June 30, 2011.

Please see the supplemental schedules of nonaccrual receivables as of December 31, 2010, March 31, 2011, and September 30, 2011 attached hereto as Exhibit F.

Note 10. Notes payable, page 16

Revolving credit facility, page 18

8.	We note your response to prior comment 16, In future filings when you are, or are reasonably likely to be, in breach of financial covenants, please disclose material information about that breach and analyze the impact on the company if material. That analysis should include, as applicable and to the extent material:

•	the steps you are taking to avoid the breach;

•	the steps you intend to take to cure, obtain a waiver of, or otherwise address the breach;

•	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	alternate sources of funding to payoff resulting obligations or replace funding.

Please provide us with your proposed disclosure for future filings, or tell us how you determined that you were not reasonably likely to be in breach of financial covenants in the short term and quantify your compliance with financial covenants as of September 30, 2011.

We monitor our compliance with the financial covenants under our Second Amended and Restated Credit Agreement on an on-going basis. [*****]. We were in compliance with our financial covenants as of June 30, 2011 and September 30, 2011. We previously supplied our compliance certificates for December 31, 2010 and June 30, 2011 and have attached a compliance certificate for September 30, 2011 for your review. As shown in the compliance certificates, we determined that we were not reasonably likely to be in breach of any financial covenants in the Second Amended and Restated Credit Agreement in the short term.

Form 10-Q for the Period Ended September 30, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

9.	We note your disclosure on page 15 and on page 38 that of the remaining nonaccrual receivables of $11.1 million as of September 30, 2011, approximately $9.3 million were collateralized by RDC Bonds and certain other interests in the Project. Please clarify in future filings the full amount of exposure you have to RDC related assets.

In the Company’s September 30, 2011 Form 10-Q it disclosed that it had approximately $9.3 of nonaccrual receivables collateralized by RDC bonds. It also disclosed that it had advanced $400,000 to the RDC on September 2, 2011. These two amounts represented the full amount of exposure to RDC related assets. We will clarify our future filings to include the total net amount of nonaccrual receivables collateralized by RDC related assets.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 12.20.2011)

Liquidity and capital resources. page 39

10.	We requested the following disclosures via teleconference on November 7, 2011:

•

Please expand your disclosure regarding the causes of and timing of the strains on liquidity that resulted in the implementation of certain strategic initiatives focused on improving regulatory and other capital positions;

•	Please disclose that the company developed, in coordination with its regulators, a strategic plan to improve the working capital of PFSI by $100 million;

•	Please include in this section a discussion of the liquidity impact of your customer reserve requirements under Rule 15c3-3, or include a cross-reference to similar disclosure; and

•	Please disclose the regulatory relief granted in summer 2011.

We note that you included responsive disclosures in your Form 10-Q filed on November 9, 2011. Please confirm that you will include similar disclosures in future filings when applicable and material. Please see the attached compliance certificates for the periods ended December 31, 2010 and June 30, 2011.

We confirm that, should we determine it to be applicable and material, we will continue to include similar disclosures in future filings.

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call me at 214-765-1533.1

Sincerely,

Penson Worldwide, Inc.

By:	/s/ Kevin W. McAleer

Name:	Kevin W. McAleer
Title:	Executive Vice President & Chief Financial Officer

[1]

We note that we have discussed certain matters contained in this response letter with other divisions of the Commission and believe you should be in contact with them regarding the subject matter of those discussions. We intend to discuss the matters contained in this letter with the Staff orally and we intend to follow up with a supplemental writing based upon such conversation. Such supplemental letter may update certain disclosures contained herein due to our continuing review of the matters set forth herein.